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SEC FILE NUMBER
1-15449

CUSIP NUMBER
860370-10-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Stewart Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1333 South Clearview Parkway

Address of Principal Executive Office (Street and Number)
Jefferson, Louisiana 70121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Stewart Enterprises, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 (the “Form 10-Q”) by the September 11, 2006 due date because the Company discovered several adjustments that relate to prior accounting periods while preparing its filing for the quarter ended July 31, 2006. The adjustments identified primarily relate to recording certain revenue and expense items in the appropriate period and improper application of the Company’s accounting policies for fixed assets. The Company is still in the process of completing its analysis of the potential adjustments; however, the net impact of the adjustments is expected to be $.01 per share or less of an impact on reported basic or diluted net earnings per common share for the quarter and for the year. The corrections are expected to be reflected in the Company’s financial statements for the quarter ended July 31, 2006 and it is anticipated that no restatement of any prior period financial statements will be required. The Company is in the process of evaluating the impact of the errors on its disclosure controls and procedures and its internal controls over financial reporting.
The Company expects to file its Form 10-Q no later than September 18, 2006 and plans to schedule a conference call shortly after the Form 10-Q is filed.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Kitchen	504	729-1400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

Not Applicable
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
In addition to adjustments to correct for the accounting errors as described above, the reported results for the nine months ended July 31, 2006 compared to the nine months ended July 31, 2005 are expected to differ significantly due primarily to the following:
Items affecting 2005 Results
•	$254.2 million ($153.2 million after-tax) charge for the cumulative effect of a change in accounting principle recorded in fiscal 2005 that reduced the cumulative balance of deferred preneed selling costs in the deferred charges line on the Company’s condensed consolidated balance sheet.

•	$32.8 million ($21.0 million after-tax) of charges incurred in the first nine months of fiscal year 2005 for the early extinguishment of debt.
Items affecting 2006 Results
•	$8.7 million ($5.5 million after-tax) increase in corporate general and administrative expenses for the nine months ended July 31, 2006 compared to the nine months ended July 31, 2005 and a $3.0 million ($1.9 million after-tax) increase for the three months ended July 31, 2006 compared to the three months ended July 31, 2005, which was due primarily to increased accounting and legal fees related to the recent SEC filings and class action lawsuits.

•	$2.8 million ($1.8 million after-tax) of business interruption insurance revenue related to Hurricane Katrina in the third quarter of fiscal 2006.

•	$2.7 million ($1.7 million after-tax) decrease in gross profit at the Louisiana properties affected by Hurricane Katrina.

•	$1.2 million ($0.8 million after-tax) decrease in interest expense for the nine months ended July 31, 2006 compared to the nine months ended July 31, 2005.

•	$1.0 million ($0.6 million after-tax) charge related to Hurricane Katrina recognized in the first nine months of fiscal 2006.

•	$0.8 million ($0.5 million after-tax) increase in separation pay for the first nine months of fiscal 2006 compared to the first nine months of fiscal 2005.

Stewart Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 12, 2006	By	/s/ Angela Lacour
Angela Lacour Vice President, Chief Accounting Officer and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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